

SECU

17004865

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response . . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
415

SEC FILE NUMBER
8- 68545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2016___ AND ENDING ___12/31/2016___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Tower Bridge, 200 Barr Harbor Drive, Suite 400
(No. and Street)

West Conshohocken   PA   19428
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Juiliano   610-517-8396
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204



OATH OR AFFIRMATION

I, John Chuff _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BA Securities LLC _____ , as of December 31 _____ , 2016, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal Executive Officer
_____
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY K. OVERHOLT, Notary Public
Abington Twp., Montgomery County
My Commission Expires January 31, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

© 2001 ProFormWare/NCS 800-800-3204

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11ᵗʰ FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BA Securities, LLC

We have audited the accompanying statement of financial condition of BA Securities, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BA Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 24, 2017

3

BA Securities LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	759,896
Receivables:		
Non-customer		72,499
Furniture and equipment, net		2,972
Prepaid expenses, deposits and other assets		44,967
Goodwill		2,686,677
Total assets	$	3,567,011

Liabilities and Members' Capital

Liabilities		
Accounts payable and accrued expenses	$	146,343
Sudordinated loan		1,750,000
Total liabilities		1,896,343
Preferred member's capital		941,661
Common members' capital		729,007
Total members' capital		1,670,668
Total liabilities and members' capital	$	3,567,011

The accompanying notes are an integral part of these financial statements.

BA Securities LLC
Notes to Financial Statements
December 31, 2016

---

1. **Organization**

   BA Securities, LLC (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is involved with the private placements of securities, merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

   Furniture and Equipment – Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated lives of the assets (generally 5 years).

   Revenue Recognition – Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Cost connected with transaction fees are expensed as incurred.

   Income taxes – Income taxes, if any, are the liability of the individual members. The company is subject to audit for the years 2013 through 2016.

   Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

   Accounts Receivable – Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

BA Securities LLC
Notes to Financial Statements (Continued)
December 31, 2016

3. **Furniture and Equipment**

Furniture and equipment is summarized as follows:

Furniture and equipment	$ 7,416
Less accumulated depreciation	4,444
	$ 2,972

Depreciation expense totaled $945 for the year ended December 31, 2016.

4. **Commitments and Contingencies**

Operating Lease – The Company leases its facilities on a month to month basis. Rent expense was $21,825 in 2016.

5. **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $613,553 which was $603,797 in excess of its required net capital of $9,756. The Company's net capital ratio was 24 to 1.

6. **Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. Customer accounts were not maintained in 2016.

8. **Membership Interest Exchange**

Pursuant to a membership Interest Exchange and Redemption Agreement, the Company's majority member sold the Company to the minority member and another individual for $2,824,981. The sale resulted in goodwill in the amount of $2,686,677 (See Note 8). The buyers contributed capital of $238,358. Additionally, the buyers borrowed $1,750,000 from an unrelated party subject to a subordinated loan agreement (See Note 9). Immediately after the sale, the seller contributed $941,661 to the Company in exchange for preferred membership interests. The transaction was finalized with FINRA's approval as of July 25, 2016.

8.   **Goodwill**

Goodwill is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operations, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among other. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill. The Goodwill balance at December 31, 2016 was $2,686,677. There was no accumulated impairment losses at December 31, 2016. The company recorded $0 of impairment during the year

9.   **Subordinate Borrowings**

There is one borrowing under a subordinated agreement at December 31, 2016 payable to an outside lender with a principal balance of $1,750,000. The subordinated borrowing bears interest at 12% per annum and matures July 25, 2021. The borrowing is available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowing has been approved by FINRA. Interest expense for the year ended December 31, 2016 under such borrowings was $75,334.

10.   **Subsequent Events**

The Company has evaluated subsequent events from the statement of the financial condition date through February 24, 2017 the date at which the financial statements were issued, and determined there are no other items to disclose.

BA Securities LLC
Statement of Financial Condition
December 31, 2016

BA Securities LLC
TABLE OF CONTENTS
December 31, 2016